September 4, 2012, Vancouver, BC –Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) is responding to contact from the NYSE Market Exchange regarding recent increased trading activity in the Company’s stock. The Company confirms there are no material undisclosed corporate developments. The Company does not otherwise comment on market activity.

For further information about Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO